SEC File No. 812-______

United States of America

Before the
Securities and Exchange Commission

Washington, DC 20549

In the Matter of:

First Trust Series Fund

First Trust Variable Insurance Trust

First Trust Exchange-Traded Fund

First Trust Exchange-Traded Fund II

First Trust Exchange-Traded Fund III

First Trust Exchange-Traded Fund IV

First Trust Exchange-Traded Fund V

First Trust Exchange-Traded Fund VI

First Trust Exchange-Traded Fund VII

First Trust Exchange-Traded Fund VIII

First Trust Exchange-Traded AlphaDEX® Fund

First Trust Exchange-Traded AlphaDEX® Fund II

First Trust Advisors L.P.

Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended, for an Exemption from Sections 18(f) and 21(b); under Section 12(d)(1)(J) for an Exemption from Section 12(d)(1); under Sections 6(c) and 17(b) for an Exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and under Section 17(d) and Rule 17d-1 to Permit Certain Joint Arrangements and Transactions

All communications and orders to:

First Trust Series Fund

First Trust Variable Insurance Trust

First Trust Exchange-Traded Fund

First Trust Exchange-Traded Fund II

First Trust Exchange-Traded Fund III

First Trust Exchange-Traded Fund IV

First Trust Exchange-Traded Fund V

First Trust Exchange-Traded Fund VI

First Trust Exchange-Traded Fund VII

First Trust Exchange-Traded Fund VIII

First Trust Exchange-Traded AlphaDEX® Fund

First Trust Exchange-Traded AlphaDEX® Fund II

First Trust Advisors L.P.

120 East Liberty Drive, Suite 400

Wheaton, IL 60187

Attn: W. Scott Jardine

With a copy to: Eric F. Fess Felice R. Foundos Suzanne M. Russell Chapman and Cutler LLP 111 West Monroe Chicago, IL 60603

This Application (including Exhibits) contains 35 pages.

As filed with the Securities and Exchange Commission on October 22, 2019

I.       Statement of Facts

First Trust Series Fund, First Trust Variable Insurance Trust, First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded Fund VII, First Trust Exchange-Traded Fund VIII, First Trust Exchange-Traded AlphaDEX® Fund and First Trust Exchange-Traded AlphaDEX® Fund II (each a “Trust” and, collectively, the “Trusts”), each a registered open-end management investment company that offers one or more series of shares, on their own behalf and on behalf of each of their respective series, together with First Trust Advisors L.P. (“First Trust”), hereby submit this application for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from Sections 18(f) and 21(b); under Section 12(d)(1)(J) for an exemption from Section 12(d)(1); under Sections 6(c) and 17(b) for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and under Section 17(d) and Rule 17d-1 to permit certain joint arrangements and transactions (the “Application”). Each of the Trusts and First Trust is referred to as an “Applicant” and, collectively, the “Applicants.” Applicants request that the order apply to the Applicants as well as to any existing or future series of the Trusts and to any existing or future registered open-end management investment company or existing or future series thereof (each existing or future series of a Trust or of any existing or future registered open-end management investment company, a “Fund” and, collectively, the “Funds”) for which First Trust or any successor[1] thereto or any entity controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with First Trust or any successor thereto serves as investment adviser (First Trust and any other such investment adviser may each be referred to as “the Adviser” or “an Adviser” and, collectively, the “Advisers”).

All entities that currently intend to rely on the requested order have been named as Applicants and any other entity that relies on the requested order in the future will comply with the terms and conditions of the Application.

II.       Introduction

The requested relief will permit the Applicants to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes (the “Interfund Program”), provided that the loans are made in accordance with the terms and conditions described in this Application. The relief requested will enable the Funds to access an available source of money and reduce costs incurred by the Funds that need to obtain loans for temporary purposes. The relief requested also will permit those Funds that have uninvested cash available: (i) to earn a return on the money that they might not otherwise be able to invest; or (ii) to earn a higher rate of interest on investment of their short-term balances. Applicants submit that the requested exemptions are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

[1]	For purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

III.       Background

A.       Description of the Trusts

Each Trust is a Massachusetts business trust. In addition, each Trust has issued one or more series, each series of shares having its own investment objective or objectives and its own investment policies. The Board of Trustees of each Trust (each a “Board,” and referred to herein collectively as the “Boards”) has the authority to create additional series and may do so from time to time. Each Trust is registered with the Commission under the 1940 Act as an open-end management investment company.

Applicants intend to create one or more Funds that are short-term bond funds (referred to as “Central Funds”). The Central Funds may participate as lenders in the Interfund Program. In accordance with applicable law, statutory exceptions or other applicable relief, certain Funds (referred to as “Participating Funds”) intend to utilize their cash reserves that have not been invested in portfolio securities (“Uninvested Cash”) and Cash Collateral (as defined below) to purchase shares of Central Funds. Each Central Fund will invest primarily in money market instruments and short maturity fixed income securities.[2] In addition, certain of the Participating Funds may also participate in a securities lending program (“Securities Lending Program”) under which the Participating Funds lend their securities to registered broker-dealers or other institutional investors.[3] Collateral for these loans may include cash (“Cash Collateral” and together with Uninvested Cash, “Cash Balances”). Certain Participating Funds (the “Acquiring Funds”) may also invest in Funds (the “Underlying Funds”) beyond the limits of Section 12(d)(1) of the 1940 Act pursuant to Section 12(d)(1)(G), Rule 12d1-2, exemptive relief granted by the Commission, or other available relief.[4] Applicants believe that Underlying Funds will likewise benefit from investing in the Central Funds. Subject to obtaining any requisite relief or interpretation, the Participating Funds shall include the Underlying Funds. Other than the Central Funds, each existing Fund currently offers or will offer its shares pursuant to a currently effective registration statement registering its shares under the Securities Act of 1933, as amended (the “1933 Act”). It is currently contemplated that shares of the Central Funds will be offered only to Participating Funds and therefore may not be registered under the 1933 Act.

[2]	Such instruments may include, but not be limited to, treasury bills and overnight repurchase agreements.
[3]	These loans will be continuously secured by collateral equal at all times to at least the market value of the securities loaned. These loans, if and when made, may not exceed 33 1/3% of a Participating Fund’s total assets (or such other percentage as may be permissible in the future under applicable rules, orders or Commission or staff positions). Solely for purposes of determining whether a Fund has loaned securities representing more than one third of its assets, the staff’s current position is that a Fund may include collateral received through a Securities Lending Program in calculating the Fund’s total assets. See The Brinson Funds (pub. avail. Nov 25, 1997).
[4]	See First Trust Exchange-Traded Fund, et al., Investment Co. Act Release Nos. 30345 (Jan. 8, 2013) (notice) and 30377 (Feb. 5, 2013) (order) (permitting, in relevant part, the Acquiring Funds to acquire shares of other registered investment companies, including open-end management companies and series thereof, closed-end management investment companies, unit investment trusts and business development companies, in the same group of investment companies as the Acquiring Funds beyond the limits of Section 12(d)(1)(A), (B) and (C) of the 1940 Act).

B.       Description of the Advisers

First Trust is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and is an Illinois limited partnership. Every Adviser will be registered as an investment adviser under the Advisers Act.

An Adviser will serve as investment adviser to each Fund, and to the extent applicable, oversee the activities of all sub-advisers to the Funds (the “Sub-Advisers”). The Sub-Advisers, to the extent they are used by a Fund, will perform their work pursuant to a sub-advisory agreement entered into with the applicable Trust and the Adviser to the Fund, and will be responsible for managing all or a portion of the relevant Fund’s assets under the supervision of the applicable Adviser. Every Sub-Adviser will be registered as an investment adviser under the Advisers Act or not subject to such registration.

C.       Current Borrowing Practices

The Funds’ current same-day cash availability includes their cash positions, amounts drawn on secured and unsecured liquidity facilities, lines of credit, credit facilities and any cash that can be accessed through informal and uncommitted custodial overdraft arrangements with each Fund’s custodial bank. Certain Funds may need to borrow to satisfy redemption requests or to cover unanticipated cash shortfalls. Also, certain Funds may borrow for investment purposes or other lawful purposes. The amount of borrowing under the Funds’ lines of credit is limited to the amount specified by fundamental investment restrictions, the terms specified in the agreements, and/or other policies of the Funds and Section 18 of the 1940 Act. The applicable Funds pay an annual credit facility fee for the lines of credit and pay interest on any borrowing at rates that are subject to upward adjustment when any past-due payments are outstanding. The applicable Funds do not intend to terminate their current borrowing arrangements if the relief requested herein is granted, but, in the future, may do so or, alternatively, may renegotiate such arrangements from time to time. Furthermore, recent changes in regulatory bank capital rules may reduce willingness by banks to continue to provide the Funds with existing credit lines, or may cause banks to offer such credit lines at commitment fees and spreads significantly in excess of current rates.

Each Fund may borrow up to the maximum amount allowable under its current prospectus and statement of additional information, subject to various other legal, regulatory or contractual limits. Current regulations effectively permit a Fund to borrow from a bank in an amount up to 1/3 of the Fund’s total assets (including the amount borrowed) and to borrow additional amounts up to 5% of the Fund’s total assets for temporary purposes. The Interfund Program may also be utilized for situations other than unusually high redemptions, such as if rates under any future third-party credit facilities become economically unattractive, though importantly, the Interfund Program cannot be used for leverage.[5]

[5]	Funds that do not borrow for investment purposes may engage in investment activities, such as short sales or investment in derivatives, which may have the effect of investment leverage.

D.       The Interfund Program

Under the order requested in this Application, the Funds would be authorized to enter into a master interfund agreement with each other that will allow each Fund whose policies permit it to do so to lend money directly to and borrow money directly from other Funds for temporary purposes through the Interfund Program (each an “Interfund Loan”). Funds making Interfund Loans are referred to below as “Lending Funds,” and Funds borrowing pursuant to an Interfund Loan are referred to below as “Borrowing Funds.” While bank borrowings and/or custodian overdrafts (which may be available at the custodian’s discretion) generally could supply Funds with needed cash to cover unanticipated redemptions and “sales fails,” under the proposed Interfund Program, a Borrowing Fund would pay lower interest rates than those that would be typically payable under short-term loans offered by banks or custodian overdrafts. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in overnight repurchase agreements or other substantially equivalent short-term investments (“Short-Term Instruments”). Thus, the proposed Interfund Program would benefit both Borrowing Funds and Lending Funds. Although the proposed Interfund Program would reduce the Funds’ need to borrow from banks or through custodian overdrafts, in the future, the Funds would be free to establish and/or continue committed lines of credit or other liquidity access arrangements with banks in addition to those described above. The Funds may also have the potential of using custodian overdrafts if it is determined at the time that such course of action is more appropriate, as in cases where an urgent need arises that is better addressed through a custodian overdraft arrangement.

It is anticipated that the Interfund Program would provide a Borrowing Fund with savings at times when the cash position of the Borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes, such as during periods when shareholders redeem from Funds in connection with the periodic re-balancing of their portfolios, and certain Funds have insufficient cash on hand to satisfy such redemptions. Another example could arise if shareholder redemption requests dramatically increase during a period of unusual market activity and cause the Funds to require short-term liquidity. When Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to two days (or longer for certain foreign transactions, fixed-income instruments and loans). However, redemption requests for some of the Funds (i.e., generally Funds other than exchange-traded funds) normally are effected on a trade date plus one day (T+1) basis —i.e., the day following the trade date.[6] The Interfund Program would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

Similarly, it is anticipated that a Fund could use the Interfund Program when a sale of securities “fails” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the

[6]	It is currently expected that many of the Funds will be exchange-traded funds. Redemption requests for the Funds that are exchange-traded funds normally are effected on a trade date plus two day (T+2) basis. Although a significant number of redemption requests for the other Funds normally are effected on a trade date plus one day (T+1) basis, redemption payments can take as long as seven days from receipt of a request in good order and may be delayed further in certain limited circumstances to the extent permitted by law.

transaction. Sales fails may result in a cash shortfall if the Fund has undertaken to purchase securities using the proceeds from securities sold. In the event of a sales fail, the custodian may extend temporary credit to cover the shortfall, and the Fund would in such case incur overdraft charges. Alternatively, a Fund could (i) fail on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment. Use of the Interfund Program under these circumstances would enable the Fund to have access to immediate short-term liquidity without the Fund incurring custodian overdraft or other charges.

Except for Central Funds (which would participate in the Interfund Program only as Lending Funds), all Funds would be eligible to participate in the Interfund Program as Borrowing Funds or Lending Funds. Certain members of the Advisers’ and/or their affiliates’ administrative and other personnel, which may include one or more investment professionals, including individuals involved in making investment decisions regarding short-term investments (“Short-Term Desk portfolio managers”), will administer the Interfund Program (collectively, the “Interfund Program Team”). No portfolio manager of any Fund (other than Short-Term Desk portfolio managers) will serve as a member of the Interfund Program Team.[7]

The interest rate charged to the Funds on any Interfund Loan (“Interfund Loan Rate”) would be determined daily by the Interfund Program Team and will consist of the average of the (1) “Repo Rate” and (2) “Bank Loan Rate,” as defined below. The “Repo Rate” for any day would be the highest rate available to a Lending Fund from investing in overnight repurchase agreements. The “Bank Loan Rate” for any day would be calculated by the Interfund Program Team on each day an Interfund Loan is made according to a formula established by each Fund’s Board. The formula is designed to approximate the lowest interest rate at which a bank short-term loan would be available to the Fund. The formula would be based upon a publicly available rate (e.g., federal funds rate and/or the London Interbank Offered Rate “LIBOR”(or any replacement for LIBOR)), plus an additional spread of basis points and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Fund’s Board. In addition, each Fund’s Board periodically would review the continuing appropriateness of reliance on the formula used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Fund. The continual adjustment of the Bank Loan Rate to reflect changes in prevailing bank loan rates, as well as the periodic review by each Fund’s Board of both the relationship between current bank rates and the Bank Loan Rate and the method of determining the Bank Loan Rate, would together ensure that the Bank Loan Rate remains (i) consistent with current market rates, and (ii) is representative of the cost of borrowing from banks for the Funds’ short-term needs. The Interfund Loan Rate would be the same for all Borrowing Funds on a given

[7]	Applicants believe that permitting the Interfund Program Team to include portfolio managers who are experienced with making investment decisions regarding short-term investments will aid in the operation of the Interfund Program Team because of such portfolio managers’ expertise in fixed-income investments, including repurchase agreements. Any portfolio manager on the Interfund Program Team will be able to assist the Interfund Program Team in evaluating the options available for the Funds that need to borrow money and assist in the determination of whether or not it is in the Funds’ best interests to utilize an Interfund Loan or an alternative source of liquidity (for a Borrowing Fund) or to invest in short-term instruments (for a Lending Fund).

day. Applicants submit that these procedures provide a high level of assurance that the Bank Loan Rate will be representative of prevailing market rates.

The Interfund Program will be administered by the Interfund Program Team. On any day when a Fund needs to borrow money, the Interfund Program Team will consider the cash positions and borrowing needs of all Funds. Under the proposed Interfund Program, portfolio managers for each participating Fund would have the ability to provide standing instructions to participate daily as a Borrowing Fund or Lending Fund. The Interfund Program Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds from the Funds’ custodian or other sources. After the Interfund Program Team has allocated cash for Interfund Loans, the Interfund Program Team will invest any remaining cash in accordance with the instructions of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds. The Interfund Program Team will also consider how much earned lending revenue each Fund has had and will attempt to allocate lending across all Funds that may make Interfund Loans in an equitable fashion. If there is not enough cash available to meet all needs, the Interfund Program Team will decide the amount of cash that will be allocated to each Fund needing to borrow money.

The Interfund Loan Rate will never be set at a rate (i) less favorable to the Lending Fund than the Repo Rate or (ii) less favorable to a Borrowing Fund than the Bank Loan Rate. Thus, no Interfund Loan would be made on terms unfavorable to either the Lending Fund or the Borrowing Fund relative to these measures.

The Interfund Program Team would allocate Interfund Loan demand and cash available for lending among the Funds on what the Interfund Program Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as (i) the time a Fund files a request to participate, (ii) minimum loan lot sizes, and (iii) the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each Interfund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction. The Interfund Program Team will make an Interfund Loan in the required amount or for the amount of cash that is available only if the Interfund Loan Rate is more favorable to the Lending Fund than the Repo Rate and more favorable to the Borrowing Fund than the Bank Loan Rate. To ensure the Interfund Program will not interfere with an investment program, a portfolio manager may elect for his or her Fund(s) not to participate in the Interfund Program for whatever amount of time he or she believes necessary to complete the investment program. The Interfund Program Team will honor the election and short-term cash will be managed in accordance with current operating procedures. Except with respect to Central Funds, which would participate in the Interfund Program only as Lending Funds, it is anticipated that Funds whose portfolio managers “opt out” of the Interfund Program will opt out of lending and borrowing.

The Interfund Program Team would not solicit cash for the Interfund Program from any Fund or disseminate Interfund Loan demand data to any portfolio manager of a Fund, except for Short-Term Desk portfolio managers serving as members of the Interfund Program Team. Once the Interfund Program Team has determined the aggregate amount of cash available for Interfund Loans and corresponding demand, the Interfund Program Team will allocate loans among Borrowing Funds without any further communication from the portfolio managers of the Funds, except for Short-Term Desk portfolio managers serving as members of the Interfund Program Team.

The Interfund Program Team would (a) monitor the Interfund Loan Rates charged and the other terms and conditions of the Interfund Loans; (b) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (c) implement and follow procedures designed to ensure equitable treatment of each Fund; and (d) make quarterly reports to the Board overseeing each Fund concerning any transactions by the applicable Fund under the Interfund Program and the Interfund Loan Rate charged.

The Advisers, through the Interfund Program Team, would administer the Interfund Program as disinterested fiduciaries as part of their duties under the investment management agreements with each Fund and would receive no additional fee as compensation for their services in connection with the administration of the Interfund Program. The procedures for allocating cash among borrowers and determining loan participations among lenders will be approved by each Board, including a majority of the Board members who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Board Members”), to ensure that both Borrowing Funds and Lending Funds participate on an equitable basis. As part of the Board’s review of the continuing appropriateness of a Fund’s participation in the proposed credit facility as required by condition 14, the Board overseeing the Fund, including a majority of the Independent Board Members, also will review the process in place to appropriately assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund’s liquidity risk; and (ii) if the Fund participates as a borrower, whether the Fund’s portfolio liquidity is sufficient to satisfy its obligations under the facility along with its other liquidity needs.

The Interfund Program would permit a Fund to lend to another Fund on an unsecured basis only if the Borrowing Fund’s total outstanding borrowings from all sources are equal to or less than 10% of its total assets immediately after the interfund borrowing. If the total outstanding borrowings of the Borrowing Fund immediately after the interfund borrowing were greater than 10% of its total assets, the Lending Fund could lend only on a secured basis. Under current investment restrictions, each Fund’s lending activities are also limited. The Funds may only lend to the extent permitted by the 1940 Act (including rules and regulations thereunder), or interpretations or modifications by the Commission, Commission staff or other authority, and any applicable exemptive relief. Amounts borrowed by each Fund, including any amount borrowed through the Interfund Program, must be consistent with the restrictions applicable to each Fund at the time of the borrowing. The Interfund Program Team will verify with the Adviser and/or a portfolio manager of a Borrowing Fund that a Borrowing Fund must either have receivables, assets that will mature, or liquid assets that will be sold so that the duration of any borrowings made under the Interfund Program will be limited to the time it takes to receive payments from these sources to pay off the obligation incurred under the Interfund Program. In addition, amounts borrowed through the proposed Interfund Program would be reasonably related to a Fund’s temporary borrowing need. In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the proposed Interfund Program, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. All loans would be callable on one business day’s notice by the Lending Fund. A Borrowing Fund could repay an outstanding loan in whole or in part at any time. While the

Borrowing Fund would pay interest on the borrowings, the Borrowing Fund would not pay any fees in connection with any early repayment of an Interfund Loan. The Funds will not borrow from the proposed Interfund Program for leverage purposes.

No Fund may participate in the Interfund Program unless (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law, (ii) the Fund has fully disclosed all material information concerning the Interfund Program in its registration statement on Form N-1A (or any successor form adopted by the Commission), and (iii) the Fund’s participation in the Interfund Program is consistent with its investment objectives, limitations, and organizational documents.

IV.       Statutory Provisions

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to sell a security it issues to another investment company or purchase any security issued by any other investment company except in accordance with the limitations set forth in that Section.

Section 17(a)(1) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly selling securities or other property to the investment company when acting as principal.

Section 17(a)(2) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly purchasing securities or other property from the investment company when acting as principal.

Section 17(a)(3) of the 1940 Act generally prohibits any affiliated person, or affiliated person of such a person, from borrowing money or other property from a registered investment company when acting as principal. Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by a Commission order upon application.

Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company. Under Section 18(g) of the 1940 Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and an evidence of indebtedness.

Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Section 2(a)(9) of the 1940 Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company,” but excludes situations in which “such power is solely the result of an official position with such company.”

Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act provides that by order upon application, the Commission also may exempt persons, securities or transactions from any provision of Section 12(d)(1) of the 1940 Act “if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

Section 17(b) of the 1940 Act generally provides that the Commission may grant applications and issue orders exempting a proposed transaction from the provisions of Section 17(a) of the 1940 Act provided that (1) the terms of the proposed transaction, including the compensation to be paid or received, are reasonable and fair and do not involve any overreaching, (2) the proposed transaction is consistent with the policy of each applicable registered investment company as recited in its registration statement and reports filed under the 1940 Act, and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

Rule 17d-1(b) under the 1940 Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

V.       Request for Order

In connection with the Interfund Program, Applicants request an order under (i) Section 6(c) of the 1940 Act granting relief from Sections 18(f) and 21(b) of the 1940 Act; (ii) Section 12(d)(1)(J) of the 1940 Act granting relief from Section 12(d)(1) of the 1940 Act; (iii) Sections 6(c) and 17(b) of the 1940 Act granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act; and (iv) Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

A.       Conditions of Exemption

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. The Interfund Loan Rate will be set at the average of the Repo Rate and the Bank Loan Rate.

2. On each business day when an Interfund Loan is to be made, the Interfund Program Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is (i) more favorable to the Lending Fund than the Repo Rate, and (ii) more favorable to the Borrowing Fund than the Bank Loan Rate.

3. If a Fund has outstanding bank borrowings, any Interfund Loan to the Fund will: (i) be at an interest rate equal to or lower than the interest rate of any outstanding bank loan; (ii) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the Lending Fund) constitute an immediate event of default under the interfund agreement, entitling the Lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral), and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the Borrowing Fund.

4. A Fund may make an unsecured borrowing under the Interfund Program if its outstanding borrowings from all sources immediately after the borrowing under the Interfund Program are equal to or less than 10% of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund’s borrowing under the Interfund Program will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund’s total outstanding borrowings immediately after borrowing under the Interfund Program exceed 10% of its total assets, the Fund may borrow under the Interfund Program on a secured basis only. A Fund may not borrow under the Interfund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by a Fund’s fundamental restriction or non-fundamental policy.

5. Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will, within one business day thereafter: (i) repay all its outstanding Interfund Loans; (ii) reduce its outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid, or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day, and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

6. No Fund may lend to another Fund through the Interfund Program if the loan would cause the Lending Fund’s aggregate outstanding loans under the Interfund Program to exceed 15% of its current net assets at the time of the loan.

7. A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the Lending Fund’s net assets.

8. The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9. A Fund’s borrowings through the Interfund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of a Fund’s sales fails for the preceding seven calendar days.

10. Each Interfund Loan may be called on one business day’s notice by a Lending Fund and may be repaid on any day by a Borrowing Fund.

11. A Fund’s participation in the Interfund Program must be consistent with its investment restrictions, policies, objectives and limitations, and organizational documents.

12. The Interfund Program Team will calculate total Fund borrowing and lending demand through the Interfund Program, and allocate Interfund Loans on an equitable basis among the Funds, without the intervention of any portfolio manager of the Funds (except Short-Term Desk portfolio managers acting as members of the Interfund Program Team). All allocations will require the approval of at least one member of the Interfund Program Team who is a high level employee and is not a Short-Term Desk portfolio manager. The Interfund Program Team will not solicit cash for the Interfund Program from any Fund or prospectively publish or disseminate loan demand data to the portfolio managers of the Funds, except for Short-Term Desk portfolio managers serving as members of the Interfund Program Team. The Interfund Program Team will invest all amounts remaining after satisfaction of borrowing demand in accordance with the instructions (including any standing instructions to have uninvested cash swept into an overnight repurchase agreement or similar facility with a custodian bank) of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

13. The Interfund Program Team will monitor the Interfund Loan Rate charged and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Boards overseeing the Funds concerning the participation of the Funds in the Interfund Program and the terms and other conditions of any extensions of credit under the Interfund Program.

14. Each Board, including a majority of the Independent Board Members, will (i) review, no less frequently than quarterly, the participation of each Fund it oversees in the Interfund Program during the preceding quarter for compliance with the conditions of any order permitting such participation; (ii) establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans; (iii) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and (iv) review, no less frequently than annually, the continuing appropriateness of the participation in the Interfund Program of each Fund it oversees.

15. Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the Interfund Program occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan is made on overnight repurchase agreements and bank borrowings, and such other information presented to the Boards overseeing the Funds in connection with the review required by conditions 13 and 14.

16. In the event an Interfund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the Lending Fund makes a demand for payment under the provisions of the interfund agreement, the Adviser to the Lending Fund promptly will refer the loan for arbitration to an independent arbitrator selected by the Board overseeing the Fund involved in the loan, who will serve as arbitrator of disputes concerning Interfund Loans.[8] The arbitrator will resolve any dispute promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board overseeing each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

17. The Advisers will prepare and submit to the Boards for review an initial report describing the operations of the Interfund Program and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the Interfund Program, the Advisers will report on the operations of the Interfund Program at the Boards’ quarterly meetings. Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, shall prepare an annual report for its Board each year that the Fund participates in the Interfund Program that evaluates the Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve

[8]	If the dispute involves Funds that are not overseen by a common Board, the Board overseeing each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

such compliance. Each Fund’s chief compliance officer will also annually file a certification pursuant to item G.1.a.v of Form N-CEN, as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the Interfund Program, that certifies that the Fund and its Adviser have implemented procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

(a) that the Interfund Loan Rate will be set at a rate higher than the Repo Rate, but lower than the Bank Loan Rate;

(b) compliance with the collateral requirements as set forth in the Application;

(c) compliance with the percentage limitations on interfund borrowing and lending;

(d) allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board; and

(e) that the Interfund Loan Rate does not exceed the interest rate on any third-party borrowings of a Borrowing Fund at the time of the Interfund Loan.

Additionally, each Fund’s independent registered public accounting firm, in connection with its audit examination of the Fund, will review the operation of the Interfund Program for compliance with the conditions of the Application, and its review will form the basis, in part, of its report on internal accounting controls filed pursuant to item G.1.a.iii of Form N-CEN, as such Form may be revised, amended or superseded from time to time.

18. No Fund will participate in the Interfund Program, upon receipt of requisite regulatory approval, unless it has fully disclosed in its registration statement on Form N-1A (or any successor form adopted by the Commission) all material facts about its intended participation.

VI.       Support of the Exemption

A.       Precedents

The Commission has granted orders permitting a number of fund complexes to establish an interfund lending program based on conditions substantially the same as those proposed in this Application: e.g., First Investors Equity Funds, et al., Investment Co. Act Release Nos. 32318 (Oct. 14, 2016) (notice), and 32355 (Nov. 9, 2016) (order) (“First Investors Order”); Nuveen Fund Advisors, LLC, et al., Investment Co. Act Release Nos. 32322 (Oct 21, 2016) (notice), and 32359 (Nov. 16, 2016) (order) (“Nuveen Order”); Hartford Mutual Funds Inc., et al., Investment Co. Act Release Nos. 32338 (Oct. 26, 2016) (notice), and 32364 (Nov. 22, 2016) (order) (“Hartford Order”); The Boston Trust & Walden Funds, et al., Investment Co. Act Release Nos. 32353 (Nov. 7, 2016) (notice), and 32377 (Dec. 2, 2016) (order) (“Boston Trust Order”);

Virtus Alternative Solutions Trust, et al., Investment Co. Act Release Nos. 32398 (Dec. 21, 2016) (notice), and 32425 (Jan. 18, 2017) (order) (“Virtus Order”); Transamerica Funds, et al., Investment Co. Act Release Nos. 32400 (Dec. 21, 2016) (notice), and 32424 (Jan. 18, 2017) (order) (“Transamerica Order”); PIMCO Funds, et al., Investment Co. Act Release Nos. 32867 (Oct. 23, 2017) (notice), and 32903 (Nov. 20, 2017) (order) (“PIMCO Order”); Aquila Funds Trust, et al., Investment Co. Act Release Nos. 33061 (Mar. 28, 2018) (notice), and 33078 (Apr. 24, 2018) (order) (“Aquila Order”); Eaton Vance Growth Trust, et al., Investment Co. Act Release Nos. 33447 (Apr. 15, 2019) (notice), and 33473 (May 13, 2019) (order) (“Eaton Vance Order”); and Diamond Hill Funds and Diamond Hill Capital Management, Inc., Investment Co. Act Release Nos. 33616 (Sept. 4, 2019) (notice), and 33652 (Oct. 2, 2019) (order) (“Diamond Hill Order”).

Applicants seek relief from Section 17(a)(2) to the extent that the granting of a security interest by a Fund to another Fund could be deemed to be a knowing “purchase” of a security. Although the term “purchase” is not necessarily inclusive of transfers of all kinds of property rights or equitable interests, including pledges, Applicants contend that the taking of a pledge or security interest in the property of a Borrowing Fund by a Lending Fund could be deemed to be a “purchase” by the Lending Fund. Applicants believe that since a pledge could be deemed to be a purchase and since prior applicants have conditioned their applications on granting pledges under certain circumstances, accordingly, relief from Section 17(a)(2) of the 1940 Act is appropriate to assure that the Borrowing Funds can pledge their securities as contemplated by Applicants’ proposed condition 5. The First Investors Order, Nuveen Order, Hartford Order, Boston Trust Order, Virtus Order, Transamerica Order, PIMCO Order, Aquila Order, Eaton Vance Order and Diamond Hill Order also each grant relief from Section 17(a)(2), as would the order requested herein, if granted.

B.       Statements in Support of Application

The proposed Interfund Program is intended to be used by the Funds solely as a means of (i) reducing the cost incurred by the Funds in obtaining short-term access to cash, such as custodian overdrafts and bank loan arrangements, for temporary purposes, and (ii) increasing the return received by the Funds in the investment of their daily cash balances. Other than receipt of their fees under the investment management agreements with each Fund, the Advisers have no pecuniary or other stake in the Interfund Program.

The significant benefits to be derived from participation in the Interfund Program will be shared both by Lending Funds and Borrowing Funds. The interest rate formula is designed to ensure that Lending Funds receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in repurchase agreements or other short-term investments, and that Borrowing Funds incur lower borrowing costs than they otherwise would under bank loan arrangements or through custodian overdrafts. Interfund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the Interfund Program Team will compare the Bank Loan Rate with the Repo Rate on each business day that an Interfund Loan is made. (It is not anticipated that the Interfund Program Team will compare rates on days when no lending or borrowing will be necessary.) A Fund could participate in the proposed Interfund Program only if the Interfund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate.

Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk. The Applicants believe that the risk of default on Interfund Loans would be de minimis given the asset coverage requirements for any Interfund Loan, the liquid nature of most Fund assets, and the conditions governing the Interfund Program.

The Interfund Program has been designed to serve as a supplemental source of credit only for the Funds’ normal short-term borrowing and short-term cash investment activities, which involve no significant risks of default.

A Fund will be able to borrow under the Interfund Program on an unsecured basis only if the Fund’s total outstanding borrowings from all sources immediately after the borrowing under the Interfund Program are equal to or less than 10% of its total assets. Moreover, if a Fund has a secured loan from any other lender, its Interfund Loans also would be secured on the same basis. A Fund could borrow under the Interfund Program only on a secured basis if its total outstanding borrowings immediately after borrowing under the Interfund Program exceed 10% of its total assets. A Fund may not borrow through the Interfund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by a Fund’s fundamental restriction or non-fundamental policy.

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its total outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (i) repay all its outstanding Interfund Loans; (ii) reduce its total outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for above shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid, or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the loan.

The Applicants have further concluded that, given these asset coverage limits and the other conditions discussed below, any Interfund Loan would represent “high quality” debt with minimal risk, fully comparable with, and in many cases superior to, other short-term investments available to the Funds. In the great majority of cases, a Fund would extend an Interfund Loan only if the borrower’s total outstanding borrowings immediately after the Interfund Loan are 10% or less of its assets (1000% asset coverage). In the relatively few instances when a Fund would extend an Interfund Loan to a borrower with outstanding loans immediately after the Interfund Loan representing more than 10% of its total assets (up to the 33 1/3% limit for Funds), the loan would be fully secured by segregated assets, as well as protected by the limit on borrowings from all sources.

In addition, if a Fund borrows from one or more banks, all Interfund Loans to the Fund will become subject to at least equivalent terms and conditions with respect to collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral, a Lending Fund would also require the Borrowing Fund to pledge collateral on the same basis, regardless of the level of the Borrowing Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the Lending Fund also would call its loan. In addition, the maturity of an Interfund Loan would never be longer than that of any outstanding bank loan and would in no event exceed seven days. Thus, all Interfund Loans to a Fund would have at least the same level of protection as required by any third-party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of Lending Funds to call Interfund Loans on any business day, and the fact that the Independent Board Members will exercise effective oversight of the Interfund Program, Applicants believe Interfund Loans to be comparable in credit quality to other high quality money market instruments. Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for Interfund Loans except on the few occasions when a Fund’s total outstanding borrowings represent more than 10% of its total assets (or when a third-party lending bank with an outstanding loan to the Fund requires collateral). Moreover, collateralizing and segregating loans would be burdensome and expensive and would reduce or eliminate the benefits from the Interfund Program. Collateralization and segregation would provide no significant additional safeguard in light of (i) the high credit quality and liquidity of the Borrowing Funds, (ii) the 1000% or greater asset coverage standard for unsecured Interfund Loans, (iii) the demand feature of Interfund Loans and (iv) the fact that the program for both the Borrowing Funds and Lending Funds would be administered by the Interfund Program Team subject to the oversight of the Independent Board Members.

Applicants, however, are sensitive to the need for adequate safeguards in the event there is any possibility of a loan default, no matter how remote. They also have considered safeguards in the unlikely event of a payment dispute between a Lending Fund and a Borrowing Fund. In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the Lending Fund makes a demand for payment under the provisions of the interfund agreement, the Adviser to the Lending Fund promptly will refer the loan for arbitration to an independent arbitrator selected by the Board, who will act as arbitrator of disputes concerning Interfund Loans and will have binding authority to resolve any disputes promptly. In the event that the Funds are not overseen by a common Board, the Board overseeing each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

Applicants believe that the program would involve no realistic risk resulting from potential conflicts of interest. The Advisers, through the Interfund Program Team, would administer the Interfund Program as disinterested fiduciaries and would receive no additional compensation in connection with the Interfund Program. This means the Interfund Program Team will not collect any additional fees in connection with the administration of the Interfund Program (i.e., it will not collect standard pricing, recordkeeping, bookkeeping or accounting fees in connection with the Interfund Program).

The Interfund Program would not present any significant potential that one Fund might receive a preferential rate to the disadvantage of another Fund. Rather, rates would be set pursuant to a pre-established formula approved by the Board overseeing each Fund. This formula would operate as a function of the current rates quoted by independent third-parties for short-term bank borrowing and for overnight repurchase agreements. All Funds participating in the Interfund Program on any given day would receive the same rate.

Before the Funds participate in the proposed Interfund Program, the Independent Board Members will carefully consider the benefits and possible additional risks to the Funds as a result of their participation in the proposed Interfund Program and conclude that participation in the proposed Interfund Program would be in the best interests of the Funds. The Independent Board Members overseeing any Fund that determines to participate in the proposed Interfund Program in the future would be required to make a similar determination before such Fund could participate in the proposed Interfund Program.

There also is no realistic potential that one Fund’s portfolio manager might maintain or expand his or her Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund.

First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Interfund Program Team. As discussed above, the Interfund Program Team will accumulate data at least once on each business day on the Fund’s total short-term borrowing needs to meet net redemptions and to cover sales fails and the Fund’s total uninvested cash positions. The Interfund Program Team would operate independently of the Funds’ portfolio managers, except for Short-Term Desk portfolio managers acting as members of the Interfund Program Team. The Interfund Program Team would not solicit cash for the Interfund Program from any Fund and would not disseminate borrowing demand data to any portfolio manager (except to the extent that a Short-Term Desk portfolio manager who is a member of the Interfund Program Team has access to demand data). The Interfund Program Team would allocate available cash to Borrowing Funds on an equitable basis. No portfolio manager (other than a Short-Term Desk portfolio manager acting as a member of the Interfund Program Team) would be able to direct that his or her Fund’s cash balance be loaned to any particular Fund or otherwise intervene in the allocation of loans by the Interfund Program Team.[9] All allocations made by the Interfund Program Team will require approval of at least one member of the Interfund Program Team who is a high level employee and is not a Short-Term Desk portfolio manager. The Interfund Program Team would invest cash amounts remaining after satisfaction of borrowing demand in accordance with the instructions of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

[9]	As a member of the Interfund Program Team, a Short-Term Desk portfolio manager would participate in the team’s allocation of loans. However, his or her “influence” would be limited to activities consistent with his or her role as a member of the Interfund Program Team.

Second, the Funds’ portfolio managers typically limit their Funds’ cash balance reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds. A Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities. Because each portfolio manager’s compensation may be, in part, related to his or her Fund’s performance record, it would be contrary to the self-interest of the portfolio manager to jeopardize his or her Fund’s performance in order to extend additional credit to other Funds.

Third, a portfolio manager’s decision regarding the amount of his or her Fund’s invested cash balance would be unlikely to affect the ability of other Funds to obtain Interfund Loans. Applicants anticipate that, if the Interfund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending would typically exceed the demand from Borrowing Funds.

In addition, Applicants believe it would be appropriate to include Short-Term Desk portfolio managers on the Interfund Program Team for the following reasons. First, Applicants do not believe that the position of a Short-Term Desk portfolio manager on the Interfund Program Team would subject him or her to influence from other portfolio managers regarding his or her determination of the amount of a Fund’s excess cash or would result in the allocation of more cash than would otherwise be appropriate. With the exception of the Funds managed by the Short-Term Desk portfolio managers, the Short-Term Desk portfolio managers have no discretion as to the amount of cash in the Funds’ portfolios; this is the responsibility of the portfolio manager of each Fund. Allocation of the Funds’ (managed by the Short-Term Desk portfolio managers) investment portfolio to cash beyond that which is normally invested (“excess cash”) is not an issue, since it would be contrary to the self-interest of the portfolio manager to hold excess cash, and the portfolio manager would jeopardize performance in order to extend cash to other Funds.

Similarly, the position of a Short-Term Desk portfolio manager on the Interfund Program Team would not enable him or her to influence other portfolio managers regarding allocation of a Fund’s investment portfolio in cash. Each portfolio manager will independently, and without influence from the Short-Term Desk portfolio managers on the Interfund Program Team, determine the portion of the Fund’s investment portfolio that is allocated to cash. Although Short-Term Desk portfolio managers on the Interfund Program Team may participate in internal committees and engage in formal and informal discussions, including general conversations regarding cash allocation, the ultimate cash allocation determination is made by each individual portfolio manager.

Finally, the Short-Term Desk portfolio managers would not have sole discretion for allocating loans through the proposed credit facility. Specific procedures would govern all allocations and would require that all allocations be made on an equitable basis among participating Funds. In addition, the procedures would require that all allocations made by the Interfund Program Team be approved by at least one member of the Interfund Program Team who is a high level employee and is not a Short-Term Desk portfolio manager. Such approval should serve as an independent check on the Short-Term Desk portfolio managers.

For all the foregoing reasons, and subject to the above conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act and in Rule 17d-1 thereunder.

i. Exemption from Sections 17(a)(3) and 21(b) of the 1940 Act. First Trust is currently the investment adviser to each Fund. In addition, the same individuals currently sit on the Board of each Trust, and the Trusts currently share many of the same principal officers. In the future, newly organized Funds may belong to one of the Trusts and be overseen by the same Board and/or have many of the same principal officers as the currently existing Funds. Although the power of the trustees and officers of each Trust arises solely as a result of their official positions with the Trust, in view of the overlap of trustees and certain of the officers among the Trusts, the Funds might be deemed to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the 1940 Act. While Applicants believe that the Funds are not “affiliated persons” of one another, nevertheless, Applicants seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act, which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company. The Applicants also seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act to the extent that certain of the Funds could be deemed to be under common control by virtue of having a common investment adviser.

ii. Exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act Pursuant to Section 17(b) of the 1940 Act. For the reasons set out below, each of the conditions for relief granted pursuant to Section 17(b) of the 1940 Act has been satisfied by the Applicants.

1. The Terms of the Proposed Transactions are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.

Applicants submit that the Interfund Loans will be on terms that are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed earlier, interest rates for all Interfund Loans will be based on the same objective and verifiable standard – i.e., the average of (1) the Repo Rate and (2) the Bank Loan Rate. Thus, the rate for a Borrowing Fund will be lower and, for a Lending Fund will be higher, than that otherwise available to them. Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any others, and all such decisions would be aggregated by the Interfund Program Team and matched on an equitable basis pursuant to procedures approved by the applicable Board, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by the Board overseeing each Fund, including the Independent Board Members, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

2. The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds’ Registration Statements.

All borrowings and Interfund Loans by the Funds will be consistent with the organizational documents, registration statement, and investment policies and limitations of the respective Funds eligible to participate in the Interfund Program. The registration statement for each Fund discloses or will disclose the extent to which the respective Fund may borrow money for temporary or emergency purposes.

3. The Proposed Transactions Will Be Consistent with the General Purposes of the 1940 Act.

The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the conditions enumerated in Section 1(b) of the 1940 Act. Section 1(b)(7) declares that the national public interest and the interest of investors are adversely affected when investment companies, by excessive borrowing, increase unduly the speculative character of their shares. Applicants submit that there are ample protections in the proposed conditions to preclude the use of Interfund Loans to unduly increase the speculative nature of any Fund. Each Interfund Loan will have a maturity of seven days or less, making it inherently unsuitable for creating leverage in a Fund through the purchase of additional securities. These are marked to market securities that are not speculative. A Fund’s borrowings through the proposed Interfund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. Accordingly, the Interfund Loans could not be used to increase the speculative character of the Borrowing Fund. Therefore, the proposed Interfund Program is fully consistent with the general purposes of the 1940 Act. Moreover, the terms of each Interfund Loan will be fair to each Fund and will be preferable to either investing in Short-Term Instruments from the perspective of the Lending Fund or borrowing from a bank from the perspective of the Borrowing Fund.

Section 21(a) of the 1940 Act provides that a registered management investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the 1940 Act require that registered investment companies must disclose the extent to which (if at all) they intend to engage in borrowing money and making loans to other persons. A Fund would disclose all material information regarding the Interfund Program in its registration statement as long as the Fund participates in the Interfund Program.

The Interfund Program is consistent with the overall purpose of Sections 17(a)(3) and 21(b) of the 1940 Act. These Sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders. The affiliate borrowing transactions covered by Section 21(b) of the 1940 Act are also covered by Section 17(a)(3) of the 1940 Act. To the extent that Congress intended Section 21(b) of the 1940 Act to cover some more specific abuse, the Section appears to have been directed at prohibiting upstream loans.[10] The lending transactions at issue here, of course, do not involve upstream loans. The proposed transactions do not raise such concerns because (i) the Advisers, through the Interfund Program Team, would administer the Interfund Program as disinterested fiduciaries as part of their duties under the investment management agreements with each Fund; (ii) all Interfund Loans would consist only of uninvested cash reserves that the Fund otherwise would invest in short-term repurchase agreements or other short-term investments; (iii) the Interfund Loans would not involve a greater risk than such other investments; (iv) the Lending Fund would receive interest at a rate higher than it could obtain through such other investments; and (v) the Borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan arrangements and through custodian overdrafts and would avoid the up-front commitment fees generally associated with committed lines of credit. Moreover, the other conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

Applicants acknowledge that the issuance of Interfund Loans may be subject to other regulatory requirements in addition to the 1940 Act, including the Federal Reserve Board’s Regulation U. Applicants will comply with any such requirements, to the extent applicable.

iii. Exemptions from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act. Applicants do not concede that the proposed Interfund Program would involve transactions by any “affiliated persons” of a Fund. Applicants further submit that the proposed Interfund Program would involve neither the issuance or sale of any “security” by a Borrowing Fund to a Lending Fund nor the purchase of any “security” by a Lending Fund from a Borrowing Fund within the meaning of Sections 17(a)(1), 17(a)(2) or 12(d)(1) of the 1940 Act. However, because of the broad definition of a “security” in Section 2(a)(36) of the 1940 Act, the obligation of a Borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the 1940 Act; similarly, the pledge of 17(a)(2) securities to secure an Interfund Loan by the Borrowing Fund to the Lending Fund could constitute a “purchase” of securities for the purposes of Section 17(a)(2). Thus, the Applicants seek relief from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act with respect to the Funds’ participation in the proposed Interfund Program.

The requested relief from Section 17(a)(2) of the 1940 Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an Interfund Loan will be available solely to secure repayment of such Interfund Loan.

Applicants submit that the requested exemptions are appropriate in the public interest, and consistent with the protection of investors and policies and purposes of the 1940 Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the 1940 Act.

[10]	See S. Rep. No. 1775, 76th Cong., 3d Sess. 15 (1940); House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940).

Furthermore, Applicants submit that the proposed Interfund Program does not involve the type of abuse at which Section 12(d)(1) of the 1940 Act was directed. Section 12(d)(1) of the 1940 Act imposes certain limits on an investment company’s acquisition of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies. In the instant case, the entire purpose of the proposed Interfund Program is to provide economic benefits for all the participating Funds and their shareholders. The Advisers, through the Interfund Program Team, would administer the Interfund Program as fiduciaries and disinterested parties, to ensure fair treatment of all the Funds and their shareholders, and each Adviser will receive no additional compensation for its services in administering the Interfund Program. There would be no duplicative costs or fees to the Funds or their shareholders.

iv. Order Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder. Applicants also believe that the proposed Interfund Program would not involve any “joint transaction,” “joint enterprise” or “joint profit sharing arrangement” with any affiliated person subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent that they may be deemed applicable to the proposed Interfund Program.

Section 17(d) of the 1940 Act, like Section 17(a) of the 1940 Act, was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) of the 1940 Act is to avoid overreaching and an unfair advantage to insiders.[11] For the same reasons discussed above with respect to Section 17(a) of the 1940 Act, participation in the Interfund Program would not involve overreaching or an unfair advantage. Furthermore, the Interfund Program is consistent with the provisions, policies and purposes of the 1940 Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Fund’s participation in the proposed Interfund Program would be on terms that are no less advantageous than that of other participating Funds.

v. Exemption from Section 18(f)(1) of the 1940 Act. Applicants also request exemptive relief under Section 6(c) of the 1940 Act from Section 18(f)(1) of the 1940 Act to the limited extent necessary to implement the Interfund Program (because the Lending Funds are not banks). Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing “any senior security” “...except that any such registered company shall be permitted to borrow from any bank: Provided, That immediately after such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company....” Applicants seek exemption from this provision only to the limited extent necessary to allow a Fund to borrow through the Interfund Program, subject to all the conditions proposed herein, including the condition that

[11]	See e.g., Hearings on S. 3580 Before A Subcommittee of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

immediately after any unsecured borrowing, there is at least 1000% asset coverage for all interfund borrowings of the Borrowing Fund. Collateralized borrowing under the Interfund Program would require at least a three to one ratio of asset coverage to debt. The Funds would remain subject to the requirement of Section 18(f)(1) of the 1940 Act that all borrowings of the Fund, including the combined Interfund Loans and bank borrowings, have at least 300% asset coverage. Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Funds to borrow from other Funds pursuant to the proposed Interfund Program is fully consistent with the purposes and policies of Section 18(f)(1) of the 1940 Act. Applicants further submit that the exemptive relief requested is necessary and appropriate in the public interest because it will help the Borrowing Funds to satisfy their short-term cash needs at substantial savings, and it will enable Lending Funds to earn a higher return on the uninvested cash balances without materially increased risk and without involving any overreaching.

VII.       Conclusion

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions described above, would be reasonable and fair, would not involve overreaching and would be consistent with the investment policies of the Funds and with the general purposes of the 1940 Act. Applicants also submit that their participation by the Funds in the Interfund Program would be consistent with the provisions, policies and purposes of the 1940 Act, and would be on a basis that is no different from or less advantageous than that of any other participant.

VIII.       Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application. Each person signing the Application is fully authorized to do so. The Authorizations required by Rule 0-2(c) under the 1940 Act are included in this Application as Exhibits A-1 and A-2. The Verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 and B-2.

The Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the 1940 Act without a hearing.

[Signature Page Follows]

The Applicants have caused this Application to be duly signed on their behalf on the 22nd day of October, 2019.

First Trust Series Fund

By: /s/ James M. Dykas

Name: James M. Dykas

Title: President

First Trust Variable Insurance Trust

By: /s/ James M. Dykas

Name: James M. Dykas

Title: President

First Trust Exchange-Traded Fund

By: /s/ James M. Dykas

Name: James M. Dykas

Title: President

First Trust Exchange-Traded Fund II

By: /s/ James M. Dykas

Name: James M. Dykas

Title: President

First Trust Exchange-Traded Fund III

By: /s/ James M. Dykas

Name: James M. Dykas

Title: President

First Trust Exchange-Traded Fund IV

By: /s/ James M. Dykas

Name: James M. Dykas

Title: President

First Trust Exchange-Traded Fund V

By: /s/ James M. Dykas

Name: James M. Dykas

Title: President

First Trust Exchange-Traded Fund VI

By: /s/ James M. Dykas

Name: James M. Dykas

Title: President

First Trust Exchange-Traded Fund VII

By: /s/ James M. Dykas

Name: James M. Dykas

Title: President

First Trust Exchange-Traded Fund VIII

By: /s/ James M. Dykas

Name: James M. Dykas

Title: President

First Trust Exchange-Traded AlphaDex® Fund

By: /s/ James M. Dykas

Name: James M. Dykas

Title: President

First Trust Exchange-Traded AlphaDex® Fund II

By: /s/ James M. Dykas

Name: James M. Dykas

Title: President

First Trust Advisors L.P.

By: /s/ James A. Bowen

Name: James A. Bowen

Title: Chief Executive Officer

Exhibits to Application

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 and A-2	Certifications
Exhibits B-1 and B-2	Verifications

Exhibit A-1

Authorization

First Trust Series Fund

First Trust Variable Insurance Trust

First Trust Exchange-Traded Fund

First Trust Exchange-Traded Fund II

First Trust Exchange-Traded Fund III

First Trust Exchange-Traded Fund IV

First Trust Exchange-Traded Fund V

First Trust Exchange-Traded Fund VI

First Trust Exchange-Traded Fund VII

First Trust Exchange-Traded Fund VIII

First Trust Exchange-Traded AlphaDEX® Fund

First Trust Exchange-Traded AlphaDEX® Fund II

(each, a “Trust”)

In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of each Trust. James M. Dykas is authorized to sign and file this document on behalf of the Trusts pursuant to the general authority vested in him as President and pursuant to the following resolutions adopted by the respective Boards of Trustees at a meeting held on June 11-12, 2017:

Whereas, First Trust Advisors L.P. (“First Trust” or the “Advisor”) believes it would be beneficial to permit existing and future series of First Trust Series Fund, First Trust Variable Insurance Trust, First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded Fund VII, First Trust Exchange-Traded Fund VIII, First Trust Exchange-Traded AlphaDEX® Fund, First Trust Exchange-Traded AlphaDEX® Fund II (the “Funds”) to invest their uninvested cash and cash collateral into shares of certain funds that are advised by the Advisor or any successor thereto or any entity controlling, controlled by or under common control with the Advisor and are short-term bond funds (the “Central Funds”); and

Whereas, because, on any day, certain Funds, including the Central Funds, may have cash available and other Funds may need to borrow cash, permitting Funds to lend money to, and borrow money from, each other for temporary purposes (“interfund lending”) may benefit both the borrowing Funds and the lending Funds; and

Whereas, the Board has determined that it would be prudent to have the ability for the Funds to engage in interfund lending and such interfund lending would benefit both the borrowing Funds and the lending Funds, subject to the terms and conditions reflected in the Exemptive Application (as defined below); and

Whereas, Section 12(d)(1) of the Investment Company Act of 1940 (the “1940 Act”) generally makes it unlawful for a registered investment company to sell a security it issues to another investment company or to purchase any security issued by any other registered investment company, except in accordance with the limitations set forth in that Section and rules thereunder; and

Whereas, Section 17(a) of the 1940 Act generally prohibits certain transactions between registered investment companies and their “affiliated persons” (as defined in the 1940 Act), or “affiliated persons” of such persons; and

Whereas, Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by an order of the Securities and Exchange Commission (the “Commission”) upon application; and

Whereas, Section 18(f)(1) of the 1940 Act generally prohibits registered open-end investment companies from issuing any senior security (except that any such registered company shall be permitted to borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company); and

Whereas, Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with the company; and

Whereas, the Advisor recommends that the Trusts be authorized to seek an order of exemption from the Commission to exempt the Trusts from Sections 12(d)(1), 17(a)(1), 17(a)(2), 17(a)(3), 18(f) and 21(b) of the 1940 Act and/or from any other provision of the 1940 Act or rule thereunder, to the extent necessary or advisable and under Section 17(d) and Rule 17d-1 to permit certain joint arrangements and transactions to, among other things, permit the Funds to engage in interfund lending and to invest in the Central Funds for cash management purposes; and

Whereas, in addition to the Trusts, the order of exemption is intended to extend to existing or future registered open-end management investment companies or existing or future series thereof for which First Trust or any successor thereto or any entity controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with First Trust or any successor thereto serves as investment adviser (the foregoing series are included in the reference the “Funds”).

Now, Therefore, Be It

Resolved, that James M. Dykas, President of each Trust, and any other appropriate officer of each Trust be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of the respective Trust and in its name, an application or applications in such form as such officers, or any one of them, deems necessary or appropriate for an order exempting each Trust from the provisions of the 1940 Act and any rules thereunder to the extent necessary or advisable to, among other things, permit the Funds to engage in interfund lending and/or to invest in the Central Funds (any such application, an “Exemptive Application” and such order of exemption, the “Order of Exemption”); and it is

Further Resolved, that James M. Dykas and any other appropriate officer of the respective Trust be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Trust such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Exemptive Application(s), his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is

Further Resolved, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Exemptive Application described above, the respective Trust is authorized to act in accordance with the provisions of such Exemptive Application and the related Order of Exemption.

First Trust Series Fund

First Trust Variable Insurance Trust

First Trust Exchange-Traded Fund

First Trust Exchange-Traded Fund II

First Trust Exchange-Traded Fund III

First Trust Exchange-Traded Fund IV

First Trust Exchange-Traded Fund V

First Trust Exchange-Traded Fund VI

First Trust Exchange-Traded Fund VII

First Trust Exchange-Traded Fund VIII

First Trust Exchange-Traded AlphaDEX® Fund

First Trust Exchange-Traded AlphaDEX® Fund II

By:  /s/ James M. Dykas

Name: James M. Dykas

Title: President

Dated: October 22, 2019

Exhibit A-2

Authorization

First Trust Advisors L.P.

In accordance with Rule 0-2(c) under the 1940 Act, the Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Advisors L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P., pursuant to the general authority vested in him as Chief Executive Officer.

First Trust Advisors L.P.

By:  /s/ James A. Bowen

Name: James A. Bowen

Title: Chief Executive Officer

Dated: October 22, 2019

Exhibit B-1

Verification

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of First Trust Series Fund, First Trust Variable Insurance Trust, First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded Fund VII, First Trust Exchange-Traded Fund VIII, First Trust Exchange-Traded AlphaDEX® Fund and First Trust Exchange-Traded AlphaDEX® Fund II; that he is President of such companies; and that all actions by the trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ James M. Dykas

Name: James M. Dykas

Exhibit B-2

Verification

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of First Trust Advisors L.P.; that he is Chief Executive Officer of such company; and that all actions by the limited partner, general partner and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ James A. Bowen

Name: James A. Bowen